Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: May 24, 2004

Legal Information

The combination of KLM and Air France is being implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which includes a prospectus relating to the offer, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. U.S. shareholders may obtain these documents free of charge by contacting our information agent, Georgeson Shareholder Communications Inc., at 1-212-440-9800 or toll free at 1-866-297-1410.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including Air France’s registration statement on Form F-4 and KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY AIR FRANCE AND KLM ROYAL DUTCH AIRLINES ON MAY 24, 2004

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Final Results Exchange Offer

for KLM Common Shares by Air France

Paris, France and Amstelveen, The Netherlands, May 24, 2004

With reference to the offer and listing documentation made available on 5 April 2004 and further to their earlier press release of 4 May 2004, Air France and KLM announce that holders of KLM Common Shares had tendered a total of 45,093,299 KLM Common Shares, representing approximately 96.33% of all KLM Common Shares, in the exchange offer for all outstanding KLM Common Shares (the “Offer”), at the expiry of the subsequent offering period of the Offer on 21 May 2004 (3:00 pm Amsterdam time and 9:00 am New York City time). During the subsequent offering period, holders of KLM Common Shares had tendered 3,412,427 KLM Common Shares, representing approximately 7.3% of all KLM Common Shares.

Air France and KLM have requested that Euronext Amsterdam de-list the KLM Common Shares from Euronext Amsterdam. De-listing of the KLM Common Shares from Euronext Amsterdam is expected to take place shortly. Further announcements on the expected date of de-listing and the last trading day on Euronext Amsterdam for KLM Common Shares will follow in the coming days. Air France and KLM intend to request the de-listing the KLM New York Registry Shares from the New York Stock Exchange as soon as reasonably practicable.

In exchange for the tendered KLM Common Shares, Air France has issued a total of 49 602 629 new shares and 45,093,299 warrants, including 8,708,840 shares represented by American Depositary Shares (“ADSs”) and 7,917,127 warrants represented by American Depositary Warrants (“ADWs”). Including the issuance of new shares in the Offer, Air France’s capital comprises 269,383,516 shares, which are held as follows: French State: 44,07%, Air France employees 10,42%, public float 45,51% of which 18,4% by former holders of KLM Common Shares.

The Air France shares and warrants are listed on Euronext Paris, Euronext Amsterdam and the New York Stock Exchange (in the form of ADSs and ADWs). The Air France warrants and ADWs have a maturity of three and a half years from May 6, 2004 and can be exercised starting November 6, 2005.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to

P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, the Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0) 1 41 56 88 60 – Fax: +33 (0) 1 41 56 68 49
Internet: www.klm.com	Internet: www.airfrance-finance.com

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obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, the Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0) 1 41 56 88 60 – Fax: +33 (0) 1 41 56 68 49
Internet: www.klm.com	Internet: www.airfrance-finance.com